Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco’s Investor Relations Agenda makes headway and receives awards Itaú Unibanco Holding S.A. is pleased to announce that it won the APIMEC IBRI AWARD 2021, among Large Cap companies, in the Best Investor Relations Professional category and the Best Investor Relations Practice and Initiative category. For the second consecutive year, we were awarded in these two categories of the award, which is mainly aimed at disseminating good Investor Relations practices and initiatives and valuing professionals in the market. We also won the 23rd ABRASCA AWARD for Best Annual Report in the publicly-held company category with net revenue equal to or higher than R$3 billion. For the third time, we won this award, which recognizes reports prepared with more clarity, transparency, quality of information and innovation.     Our efforts in the transparency and ESG reporting agenda supported other achievements in 2021. For the 17th consecutive year, we were selected to make up the portfolio of B3’s Corporate Sustainability Index (ISE) for 2022. We won the Best ESG Disclosure, Best Investor Relations Team and Best Investor Relations Program award in the financial industry promoted by Institutional Investor magazine in July 2021. Additionally, we are the only Latin American bank to make up the Dow Jones Sustainability World Index (DJSI World) since its creation in 1999. These recognitions reflect our commitment to the quality of the accountability provided to all stakeholders. We seek to follow the best practices and to improve in every cycle in the challenge of clarity, innovation and transparency. São Paulo (State of São Paulo), December 8, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence